

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2013

<u>Via E-mail</u>
Robert A. Riecker
Vice President, Controller and Chief
Accounting Officer
Sears Holdings Corporation
3333 Beverly Road
Hoffman Estates, Illinois 60179

   Re: **Sears Holdings Corporation**
      Form 10-K for Fiscal Year Ended February 2, 2013
      Filed March 20, 2013
      Definitive Proxy Statement on Schedule 14A
      Filed March 28, 2013
      File No. 0-51217

Dear Mr. Riecker:

  We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

          Sincerely,

          /s/ William H. Thompson

          William H. Thompson
          Accounting Branch Chief

cc: William K. Phelan, Senior Vice President, Finance